UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2026

Commission File Number: 001-41933

Haoxi Health Technology Limited

(Translation of registrant’s name into English)

Room 801, Tower C, Floor 8, Building 103, Huizhongli, Chaoyang District

Beijing, China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Closing of A Registered Direct Offering

On May 11, 2026, Haoxi Health Technology Limited, an exempted company incorporated under the laws of the Cayman Islands (the “Company”) entered into a certain securities purchase agreement with certain investors for the purchase and sale of an aggregate of 9,000,000 Class A ordinary shares, par value $0.0025 per share (the “Class A Ordinary Shares”) at an offering price of $0.25 per share, and 16,999,998 pre-funded warrants (the “Pre-Funded Warrants”, the Class A Ordinary Shares issuable upon the exercise thereof, the “Warrant Shares”, together with the Shares, the Pre-Funded Warrants, the “Securities”) for gross proceeds of $6,455,799.51, before deducting placement agent fees and other estimated expenses payable by the Company. The purchase price for each Pre-Funded Warrant is equal to the public offering price for the Class A Shares less the $0.0026 per share exercise price of each such Pre-Funded Warrant which is $0.2474.

The Pre-Funded Warrants are immediately exercisable upon issuance. The exercise price per whole Class A Ordinary Share purchasable upon exercise of the Pre-Funded Warrants is $0.0026. Each Pre-Funded Warrant is exercisable to purchase 10.355 Class A Ordinary Shares. In total, the 16,999,998 Pre-Funded Warrants are exercisable to purchase up to 176,034,979 Class A Ordinary Shares.

The Securities are being offered pursuant to a base prospectus, dated June 13, 2025 and a prospectus supplement, dated May 11, 2026, that forms a part of the Company’s shelf registration statement on Form F-3, as amended (File No. 333-287686) (the “Registration Statement”), which Registration Statement was declared effective by the Securities and Exchange Commission on June 13, 2025.

Pursuant to the Securities Purchase Agreement, the Company has agreed, for a period beginning on the date of the Securities Purchase Agreement and ending on thirty (30) days following the closing date, not to (i) issue or enter into an agreement to issue any Ordinary Shares or Ordinary Share Equivalents (as defined in the Securities Purchase Agreement), or (ii) file any registration statement or amendment or supplement thereto, subject to certain exceptions,. The Company has also agreed not to enter into or effect any Variable Rate Transaction (as defined in the Securities Purchase Agreement) for a period beginning on the date of the Securities Purchase Agreement and ending on thirty (30) days following the closing date.

In connection with the offering, the Company entered into a placement agency agreement (the “Placement Agency Agreement”) with Univest Securities, LLC (the “Placement Agent”) on May 11, 2026, pursuant to which the Placement Agent acted as sole placement agent for this offering and would receive at the closing of the offering a cash fee equal to 7% of the gross proceeds, a non-accountable expenses allowance of 0.5% of the gross proceeds of the offering and reimbursement for legal fees and other out-of-pocket fees, costs and expenses in the amount of up to $80,000.

In addition, on May 11, 2026, each of the directors and officers of the Company, as well as shareholders who beneficially own more than 5% of the issued and outstanding Class A Ordinary Shares, entered into a certain lock-up agreements (the “Lock-Up Agreements”), pursuant to which each of them has agreed, among other things, not to sell or dispose of any Ordinary Shares which are or will be beneficially owned by them for ninety (90) days following the closing of the offering.

The offering closed on May 12, 2026. As of May 12, 2026, the Company issued an aggregate of 146,445,353 Class A Ordinary Shares, consisting of 9,000,000 Class A Ordinary Shares issued pursuant to the Securities Purchase Agreement and 137,445,353 Class A Ordinary Shares upon exercise of 13,273,332 Pre-Funded Warrants. As of May 12, 2026, the Company has 205,198,381 Class A Ordinary Shares and 690,800 Class B Ordinary Shares issued and outstanding.

The Company intends to use the net proceeds from the offering for working capital and general corporate purposes. However, the management of the Company will have discretion in allocating the net proceeds in accordance with the above priorities and purposes, depending on general operating costs and expenditures and the changing needs of the Company’s business.

Copies of the (i) form of Pre-Funded Warrant, (ii) form of Securities Purchase Agreement, (iii) Placement Agency Agreement, and (vi) form lock-up agreement are attached hereto as Exhibits 4.1, 10.1, 10.2, and 10.3, respectively, and are incorporated by reference herein. The foregoing summaries of the terms of each agreement mentioned above are subject to, and qualified in their entirety by, such documents. A copy of the opinion of Ogier, as Cayman Islands counsel to the Company, regarding the legality of the issuance and allotment of the Securities is attached hereto as Exhibit 5.1 and is incorporated by reference herein.

This report does not constitute an offer to sell, or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or jurisdiction.

Forward-Looking Statements

Certain statements in this current report on Form 6-K are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations and projections about future events and financial trends that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Investors can identify these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s registration statement and in its other filings with the SEC.

EXHIBIT INDEX

Exhibit No.	Description of Exhibit
4.1	Form of Pre-Funded Warrants
5.1	Opinion of Ogier
10.1	Form of Securities Purchase Agreement
10.2	Placement Agency Agreement, dated May 11, 2026
10.3	Form of Lock-Up Agreement
23.1	Consent of Ogier (included in Exhibit 5.1)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Haoxi Health Technology Limited

Date: May 12, 2026	By:	/s/ Zhen Fan
	Name:	Zhen Fan
	Title:	Chief Executive Officer

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